Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120

Taylor Brody
tbrody@stradley.com
215-564-8071

March 17, 2025

Filed via EDGAR
Mr. Tony Burak
Mr. Alberto Zapata
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Ivy Funds (File No. 333-284919)

Dear Mr. Burak and Mr. Zapata:
On behalf of Ivy Funds (the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrant’s Information Statement/Prospectus Form N-14 (the “Information Statement/Prospectus”).  The Information Statement/Prospectus was filed by the Registrant as part of the proposed Reorganization of the Macquarie Multi-Asset Income Fund into the Macquarie Balanced Fund.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Information Statement/Prospectus.
Accounting Comments

1.	Comment: Please confirm supplementally that the most recent fee and expense information for the Funds has been used to prepare the fee and expense tables.
Response: The Registrant confirms that the most recent fee and expense information for the Funds will be reflected in the fee and expense tables included in the Information Statement/Prospectus.

2.	Comment: In the definitive Information Statement/Prospectus, please reflect adjustments for the costs of the Reorganization incurred by each Fund in the capitalization table.
Response: The Registrant will make the requested change in the Information Statement/Prospectus.

3.
Comment: On page 13 of the Information Statement Prospectus, in the discussion of the expected portfolio repositioning, please include an estimate of related brokerage or transaction costs and provide the percentage of the Acquired Portfolio expected to be sold.

Response: The Registrant will make the requested changes in the Information Statement/Prospectus.

4.	Comment: In the fee table on pages 15-16, please confirm that the pro forma values in the Total Annual Operating Expense column are calculated correctly.
Response: The Registrant will update the fee table in the Information Statement/Prospectus.

5.	Comment: Please confirm the expense limitation amount for the Macquarie Balanced Fund in Footnote 8 to the fee table is correct.
Response: The Registrant will update the fee table in the Information Statement/Prospectus.

6.	Comment: In the performance table for the Acquired Fund on page 22, please confirm that the performance shown for the ICE BofA US High Yield Index is correct.
Response: The Registrant will update the performance information in the Information Statement/Prospectus.

7.	Comment: On page 22 of the Information Statement/Prospectus, please update the performance table headings to reflect that the Acquiring Fund has 10 years of performance.
Response: The Registrant will make the requested change in the Information Statement/Prospectus.

8.	Comment: On page 22 of the Information Statement/Prospectus, please confirm the 10 year return performance value for the Bloomberg US Aggregate Index.
Response: The Registrant confirms that the performance information for the Bloomberg US Aggregate Index is correct.

9.
Comment: In the capitalization table, please show the pro forma information for the Reorganization as well as the pro forma information for the Reorganization and the reorganization of the Macquarie Global Allocation Fund into the Macquarie Balanced Fund.

Response: The Registrant will make the requested change in the Information Statement/Prospectus.

Legal Comments

10.
Comment: The facing sheet for the Information Statement/Prospectus includes a table of contents of the information contained in the filing. Consider deleting this table of contents as it may be confusing for shareholders.

Response: The Registrant believes that this table of contents is helpful for those viewing the filing on EDGAR to understand the different components of the filing and confirms that this table of contents will not be included in the mailing to shareholders.

11.
Comment: On page 1, the discussion of the Plan provides that “all property, assets, and goodwill (collectively, “Assets”) of the Acquired Fund will be acquired by the Acquiring Fund.” Consider deleting goodwill as goodwill is not a part of investment company accounting.

Response: The Registrant will make the requested change in the Plan and make corresponding changes in the Information Statement/Prospectus.

12.
Comment: Please consider deleting the paragraph on page 3 related to the other reorganization that is not contingent on the consummation of the Reorganization because it may be confusing to shareholders.

Response: The Registrant respectfully declines to delete the information about the other reorganization because it believes that it is relevant to shareholders. In addition, the Registrant notes that it provides context to related pro forma information that is already provided. As shown in the pro forma tables, the related numbers do change if both reorganizations are consummated.

13.
Comment: In the section “Comparison of Investment Objectives, Principal Investment Strategies, Principal Risks, and Fundamental Investment Restrictions – How do the investment objectives, principal investment strategies, principal risks, and fundamental investment restrictions of the Acquired Fund compare against those of the Acquiring Fund?”, in the comparison of the Funds’ principal investment strategies, please update the references to “Fund” to refer to the defined term “Acquiring Fund” or “Acquired Fund” as appropriate.

Response: The Registrant will make the requested change in the Information Statement/Prospectus.

14.
Comment: In the section “Comparison of Investment Objectives, Principal Investment Strategies, Principal Risks, and Fundamental Investment Restrictions – How do the investment objectives, principal investment strategies, principal risks, and fundamental investment restrictions of the Acquired Fund compare against those of the Acquiring Fund?”, in the discussion of the Funds’ nonfundamental investment restrictions, please clarify that these are the current nonfundamental investment restrictions for the Funds.

Response: The Registrant will make the requested change in the Information Statement/Prospectus.

15.
Comment: In the section “Comparison of Investment Objectives, Principal Investment Strategies, Principal Risks, and Fundamental Investment Restrictions – What is the historical portfolio turnover of each of the Funds?”, please disclose the degree of repositioning which is expected in connection with the Reorganization.

Response: The Registrant will make the requested change in the Information Statement/Prospectus.

16.	Comment: In the section “Information About the Funds – What are the fees and expenses of each Fund and what are the anticipated fees and expenses after the Reorganization?”, please clarify the impact on this Reorganization if the reorganization of the Macquarie Global Allocation Fund into the Macquarie Balanced Fund is not completed.
Response: The Registrant will make the requested change in the Information Statement/Prospectus.

17.
Comment: In the section “Information About the Funds – What are the fees and expenses of each Fund and what are the anticipated fees and expenses after the Reorganization?”, please disclose the impact on the expenses if the expense waivers were terminated.

Response: The Registrant respectfully directs the Staff to the following disclosure in that section of the Information Statement/Prospectus, “[i]n addition, if the expense limitation arrangements disclosed below are terminated or amended to increase the expense limits in the future, fees and expenses could be higher.”

18.	Comment: In the discussion of the Board’s considerations in approving the Plan, please disclose that the Board considered that the pro forma gross expenses are increasing for the Acquiring Fund.
Response: The Registrant will make the requested change in the Information Statement/Prospectus.

19.
Comment: In the section “Information About the Funds – What are the fees and expenses of each Fund and what are the anticipated fees and expenses after the Reorganization?”, please disclose that the pro forma gross expenses are expected to increase for the Acquiring Fund. Please supplementally explain why pro forma gross expenses are increasing for the Acquiring Fund.

Response: The Registrant will make the requested change in the Information Statement/Prospectus. The Registrant notes that pro forma gross expenses are increasing for the Acquiring Fund due to the impact of estimated acquired fund fees and expenses of 0.15% following the closing of the Reorganization and the other reorganization noted.

20.
Comment: In the section “Information About the Funds – What are the general tax consequences of the Reorganization?”, please disclose that shareholders may have a tax liability as a result of any pre-Reorganization distributions.

Response: The Registrant will make the requested change in the Information Statement/Prospectus.

21.	Comment: In the section “Information About the Funds – Who manages the Funds?”, please add a hyperlink to the Funds’ Form N-CSRs.
Response: The Registrant will make the requested change in the Information Statement/Prospectus.

22.	Comment: Please confirm that MIMBT is in compliance with the Settlement Order and the undertakings therein.
Response: MIMBT is in compliance with the Settlement Order and the undertakings therein.

23.	Comment: Please confirm that the required Powers of Attorney were filed as exhibits to the Part C of the Information Statement/Prospectus.
Response: The Registrant confirms that the required Powers of Attorney were filed as exhibits to the Information Statement/Prospectus.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody
5